November 18, 2021

Sonny Oh, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company

      On behalf of RiverSource Variable Account 10

  Post-Effective Amendment #7 on Form N-4

  File Nos. 333-230376/811-07355

  RiverSource RAVA 5 Advantage Variable Annuity

(Offered for contract applications signed on or after April 29, 2019)

Dear Mr. Oh:

This letter, which we have filed as Correspondence, responds to the comments we received on Oct. 18, 2021, with regard to the above-referenced Registration Statement which we filed on or about Sept. 3, 2021.

Comments and responses are outlined below.

Filing Cover Page

COMMENT: Please provide the 33 Act Number to the cover page.

RESPONSE: The 33 Act number has been added to the filing cover page.

PROSPECTUS

General

COMMENT: Any comments made with respect to one specific part of the registration statement should result in disclosure changes to any other section of the registration statement that addresses the same topic. Disclosure changes noted for the registration statement should be reflected in the related Initial Summary Prospectus and Updating Summary Prospectus, as appropriate.

RESPONSE: We will follow that approach.

Prospectus Cover Page

a.	COMMENT: Fill out the date of the prospectus.

RESPONSE: The effective date of the prospectus will be added in the subsequent Post-Effective Amendments.

b.	COMMENT: Add the statement required by the Rule 481(b)(1) to the cover page.

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RESPONSE: The following statement is added to the cover page of the prospectus:

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

c.	COMMENT: If this is not a combination prospectus filed on the Form S-3, delete the “RiverSource Account MGA” as part of the Registrant’s name.

RESPONSE: Revised as requested.

d.	COMMENT: In the first paragraph, use consistent name for the product as “Individual Flexible Premium Deferred Combination fixed/variable annuity”.

e.	RESPONSE: Revised as requested.

f.	COMMENT: Please add a distribution channel variation to the last sentence in the first paragraph

RESPONSE: The first sentence in the first paragraph is revised to read (revision underlined):

All material terms and conditions of the contract, including material state variations and distribution channels, are described in this prospectus.

Key Terms

a.	COMMENT: Revise key term describing the “Funds” to clearly define the funds relative to the definition of subaccounts and variable account.

RESPONSE: The key term describing the Funds is revised and an additional key term for the Subaccount is added:

Funds: Investment options under your contract, each with a different investment objective. Each of the Subaccounts of the Variable Account invests in a specific one of these underlying funds.

Subaccount: Each Subaccount is a separate investment division of the Variable Account and invests in a particular Fund.

b.	COMMENT: Revise the key term “Variable Account” and make sure that it is the same as the RiverSource Variable Account 10.

RESPONSE: The key term is revised to read:

Variable Account: RiverSource Variable Account 10 consisting of Subaccounts, each of which invests in a particular Fund. The value of your investment in each Subaccount changes with the performance of the particular Fund.

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Key Information Table

A. Fees and Expenses - Ongoing Fees and Expenses

a.

COMMENT: The table showing ongoing Fees and Expenses refers to the “Underlying Fund options”. Please be consistent throughout the prospectus and use the consistent terminology when referring to the underlying funds.

RESPONSE: We have addressed this comment by revising the definition of Funds and Variable Account and adding a definition for Subaccounts.

b.	COMMENT: Please confirm that Min/Max reflect contract administrative charge.

RESPONSE: Min/Max percentages in the table do not reflect the contract administrative charge fee. The footnote (1) has been revised to read (changes underlined):

(1) As a percentage of average daily contract value in the variable account. The charge shown does not include the contract administrative charge in the amount of $50 for contracts with contract value less than $50,000. This charge is waived for contracts with contract value of $50,000 or more.

c.

COMMENT: The footnote (1), refers to the “percentage of average daily subaccount value”. Since the percentage reflects average daily value for all subaccounts that are part of the variable account, revise to reflect this. For example, change to “percentage of average daily variable account value”.

RESPONSE: The footnote is revised as shown under (b) above.

d.	COMMENT: Make sure that actual values in Min/Max depends on the rider selected and accurately describes the values for the optional benefit selected.

RESPONSE: Confirmed.

e.	COMMENT: In the table showing the lowest and highest cost, revise the assumption terms to add a bullet point with “No sales charge”, per Form N-4, Item 2 (ii)(B).

RESPONSE: The following bullet point is added:

•	No sales charge

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B. Risks

Risks Associated with Investment Options

COMMENT: Revise the second bullet point to reflect that each investment option (including any fixed account investment option) will have its own unique risks, per Form N-4, Item 2. Instructions (3)(C).

RESPONSE: The second bullet point is revised to read:

•	Each investment option (including under any fixed account investment options) has its own unique risks.

Investments

a.	COMMENT: Change the title of the section to “Investments”, per Form N-4, Item 2.

RESPONSE: Revised as requested.

b.	COMMENT: Revise the statement in the last bullet point to reflect consistent naming for the funds.

RESPONSE: Revised to read:

We reserve the right to add, remove or substitute funds as investment options. We also reserve the right, upon notification to you, to close or restrict any funds.

Optional Benefits

COMMENT: Please break the first bullet into more bullet points to easier follow the restrictions.

RESPONSE: The optional benefits restrictions are revised as follows:

•

Certain optional benefits limit or restrict the investment options you may select under the Contract. If you later decide you do not want to invest in those approved investment options, you must request a full surrender.

•	Certain optional benefits may limit subsequent purchase payments.

•	Withdrawals in excess of the amount allowed under certain optional benefits may substantially reduce the benefit or even terminate the benefit.

•	We may stop offering an optional benefit at any time for new sales.

C. Taxes

a.	COMMENT: Revise first bullet point to specify that the tax implications are for the investment in and purchase payments received under the contract, per Form N-4 Item 2 Instructions (5).

RESPONSE: Revised to read:

•	Consult with a tax advisor to determine the tax implications of an investment in and purchase payments received under this Contract.

b.

COMMENT: In the second bullet point, please clarify that there is no additional tax benefits for the investor if the contract is purchased through the tax-qualified plan or IRA, per Form N-4, Item 2 Instructions (5).

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RESPONSE: Revised to read:

•	If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.

D. Conflicts of Interest

COMMENT: Under “Investment Professional Compensation”, replace the term “additional compensation” with the term “financial incentive”.

RESPONSE: Revised as requested.

Overview of the Contract

a.	COMMENT: In the Accumulation Phase paragraph, specify that the DCA Account is the Special DCA Fixed Account.

RESPONSE: Revised as requested.

b.	COMMENT: Prominently disclose that additional information about each fund is provided in an appendix to the prospectus, per Form N-4 Item 3 (b), Instructions (1).

RESPONSE: The disclosure is bolded and revised to read:

A list of funds and additional information regarding each fund in which you can invest is provided in Appendix A — Funds Available Under the Contract.

c.	COMMENT: Provide brief description of the GPA s and MVA with a cross-reference to the GPA prospectus filed on Form S-3.

d.	RESPONSE: The following disclosure is added:

The GPAs have guaranteed interest rates for guarantee periods we declare when you allocate purchase payments or transfer contract value to them. A positive or negative MVA is assessed if any portion of a Guarantee Period Account is surrendered or transferred more than thirty days before the end of its guarantee period. A prospectus containing more information regarding the GPA interests under the contracts is registered with the SEC (See File No. XXX-XXXX).

Fee Table and Examples

Fee Table

a.	COMMENT: In the Transaction Expenses – Surrender Charges section, make sure that the footnote (1) is in a smaller font size (usually 8pt) than the rest of the text.

RESPONSE: We confirm that the footnote (1) is the 8-pt. font size.

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b.

COMMENT: In the “Annual Contract Expenses – Base Contract Expenses” section, remove the subheading “Annual Variable Account Expenses” and revise the statement in parenthesis “(as a percentage of average daily subaccount value)” to reflect that the percentage is the average daily variable account value.

c.	RESPONSE: Revised as requested to read:

Base Contract Expenses

(as a percentage of average daily contract value in the variable account)

d.

COMMENT: The Base Contract Expenses should include only the Standard Death benefit and the rest of the death benefits listed under the Base Contract Expenses – ROPP, MAV and 5-yearMAV, should be listed under the Optional Benefits.

RESPONSE: Revised as requested.

e.	COMMENT: The values for the Mortality and Expense risk fees after the 10th contract year should be listed in the footnote and not a separate table.

RESPONSE: Revised as requested.

f.	COMMENT: In the “Optional Benefit Expenses” section, the fee for the Benefit Protector Death Benefit rider should be listed as the current and maximum.

RESPONSE: Revised as requested.

g.	COMMENT: Reverse the other of the SecureSource Legacy fees and list the most recent one first.

RESPONSE: Revised as requested.

h.	COMMENT: In the Annual Funds Expenses, revise the statement in parenthesis and state that the expenses are deducted from the fund assets.

RESPONSE: Revised as requested.

Examples

a.	COMMENT: Revise the language in the introductory paragraph, per Form N-4, Item 4.

b.	RESPONSE: Revised to read:

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Transaction Expenses, Annual Contract Expenses, and Annual Fund expenses.

c.	COMMENT: Change the investment amount assumption to “$100,000”.

RESPONSE: Revised as requested.

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Principal Risks of Investing in the Contract

a.	COMMENT: Expand the Subaccount Risk to be broader and include the fixed account investment options.

RESPONSE: The Subaccount Risk is revised to read (change underlined):

Subaccount Risk. Amounts that you invest in the subaccounts are subject to the risk of poor investment performance. You assume the investment risk. Generally, if the subaccounts that you select make money, your contract value goes up, and if they lose money, your contract value goes down. Each subaccount’s performance depends on the performance of its underlying Fund. Each underlying Fund has its own investment risks, and you are exposed to the Fund’s investment risks when you invest in a subaccount. You are responsible for selecting subaccounts that are appropriate for you based on your own individual circumstances, investment goals, financial situation, and risk tolerance.

For risks associated with any Fixed Account options, see Financial Strength and Claims-Paying Ability Risk below.

b.	COMMENT: Add the risk of the possibility of adverse tax consequences, per Form N-4, Item 5.

RESPONSE: The following risk is added:

Potential Adverse Tax Consequences. Tax considerations vary by individual facts and circumstances. Tax rules may change without notice. Earnings under your contract are generally taxed at ordinary income tax rates when withdrawn. You may have to pay a tax penalty if you take a withdrawal before age 59 1⁄2. If you purchase a qualified annuity to fund a retirement plan that is tax-deferred, your contract will not provide any necessary or additional tax deferral beyond what is provided in that retirement plan. Consult a tax professional.

The Variable Account and the Funds

a.	COMMENT: Provide the name and address of the Depositor, per Form N-4, Item 6(a).

RESPONSE: The Company respectfully submits that the Depositor’s name and address are identified in the section “About the Service Providers – Issuer” and as such has made no further revision.

b.	COMMENT: Revise the first sentence to indicate that the variable account consists of subaccounts.

RESPONSE: Revised to read (revision underlined):

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The variable account was established under Minnesota law on Aug. 23, 1995. The variable account, consisting of subaccounts, is registered as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC.

c.	COMMENT: Revise the second paragraph to include a statement required by Form N-4, Item 6(b)(2) and (3).

RESPONSE: The second paragraph is revised to read:

The variable account meets the definition of a separate account under federal securities laws. Income, gains, and losses credited to or charged against the variable account reflect the variable account’s own investment experience and not the investment experience of RiverSource Life’s other assets. The variable account’s assets are held separately from RiverSource Life’s assets and are not chargeable with liabilities incurred in any other business of RiverSource Life. RiverSource Life is obligated to pay all amounts promised to contract owners under the contracts. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

d.	COMMENT: In the “Funds” subsection, add that the prospectus that contain more detailed information about the fund is available.

RESPONSE: Revised to read (change underlined):

These prospectuses containing more detailed information about the funds are available by contacting us at the 70100 Ameriprise Financial Center, Minneapolis, MN 55474, telephone: 1-800-862-799, Ameriprise.com/variable annuities.

e.	COMMENT: Delete the statement in the Investment Objective subsection regarding the fund’s prospectuses as it is duplicative (already addressed in the previous paragraph).

RESPONSE: Revised as requested and deleted duplicative statement.

f.

COMMENT: The use of the terms “funds”, “Investment options” is inconsistent – in this section, the new term “underlying investment” is introduced, and it can be confusing. Please revise and use consistent terminology.

RESPONSE: Revised to reflect consistent terminology.

The Guarantee Period Accounts (GPAs)/Market Value Adjustment (MVA)

COMMENT: Consider revising and abbreviation of the sections describing the GPAs and MVA since contract owners invested in the GPAs will get the stand-alone prospectus describing those accounts in more details.

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RESPONSE: The sections describing the GPAs and MVA are revised to read:

The Guarantee Period Accounts (GPAs) and Market Value Adjustment (MVA)

The GPAs may not be available for contracts in some states (currently not available in Connecticut, Illinois and Oregon).

Currently, unless you have elected one of the optional living benefit riders, the SecureSource Legacy benefit or the Enhanced Legacy benefit rider, you may allocate purchase payments to one or more of the GPAs with guarantee periods declared by us. These periods of time may vary by state. The required minimum investment in each GPA is $1,000. These accounts are not offered after the annuitization start date. Each GPA pays an interest rate that is declared when you make an allocation to that account. Interest is credited daily. That interest rate is then fixed for the guarantee period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on money currently in a GPA.

A positive or negative MVA is assessed if any portion of a Guarantee Period Account is surrendered or transferred more than thirty days before the end of its guarantee period.

A prospectus containing more information regarding the GPA interests under the contracts and MVA is registered with the SEC (See File No. XXX-XXXX).

The General Account

COMMENT: Add the statement that the obligations under the Contract that are funded by the Depositor’s general account are subject to the Depositor’s claims-paying ability and financial strength, per Form N- 4, Item 8(c).

RESPONSE: The following statement is added:

These guarantees are subject to the claims-paying ability and financial strength of the RiverSource Life.

The Fixed Account

COMMENT: Disclose the fixed account minimum interest rate.

RESPONSE: The fixed account minimum interest rate varies by state, calendar year, or product. The following revision is made (change underlined):

One year after receipt of each purchase payment or transfer, the rate for the payment or transfer amount, and its accumulated interest, may change. Interest will accrue at revised rates determined by us and at our discretion. These rates may be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing company annuities, product design, competition, and the company’s revenues and expenses. However, the rate will never be less than the fixed account minimum interest rate required under state law. Your interest rate for each purchase payment or transfer will never change more frequently than annually.

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The Special DCA Fixed Account

COMMENT: Provide an example of how the Special DCA Fixed account works.

RESPONSE: The following example has been added to the Special DCA Fixed Account section:

Dollar-cost averaging from the Special DCA fixed account does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. For an example of how Special DCA dollar-cost averaging works, see table below showing the Special DCA fixed account for a six month term.

By spreading the investment
over the term of the Special DCA				Portion	Amount	Acumulation	Units
		Date	SDCA Balance	Transferred	Transferred	Unit Value	Purchased
you automatically buy more units when the per unit market price is low		15-Jan	$5,000.00
		16-Jan	5,000.14	1/6	$833.36	$18	46.3
	g	16-Feb	4,170.30	1/5	834.06	$15	55.6
and fewer units when the per unit market price is high.		16-Mar	3,338.79	1/4	834.70	$19	43.93
		16-Apr	2,506.20	1/3	835.40	$17	49.14
	g	16-May	1,672.17	1/2	836.09	$21	39.81
		16-Jun	836.79	1/1	836.79	$20	41.84
		You paid an average price of $18.11 per unit over the 6 months, while the average market price actually was $18.33.

Purchase Payments – How to Make Purchase Payments

COMMENT: Consider the changes to the format of “1” and “2” in this section.

RESPONSE: This format is in line with the Style Guide we use for all our prospectuses. The same style is used in other sections of the prospectus. Therefore, we have not made this change.

Charges

A. Transaction Expenses – Surrender Charge

a.	COMMENT: Include surrender charge percentages and describe from how these charges are deducted.

RESPONSE: We have added a table showing surrender charge percentages to the paragraph describing how the charges are calculated, as shown below:

We determine your surrender charge by multiplying each of your payments surrendered which could be subject to a surrender charge by the applicable surrender charge percentage, and then adding the total surrender charges. For more information on how these charges are calculated, see Appendix D.

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The surrender charge percentage depends on the number of years since you made the payments that are surrendered, depending on the schedule you selected, as shown in the table below:

Seven-year schedule		Ten-year schedule
Number of completed years from date of each purchase payment	Surrender charge percentage applied to each purchase payment	Number of completed years from date of each purchase payment	Surrender charge percentage applied to each purchase payment
0	7%	0	8%
1	7	1	8
2	7	2	8
3	6	3	7
4	5	4	6
5	4	5	5
6	2	6	4
7+	0	7	3
		8	2
		9	1
		10+	0

b.	COMMENT: The Contingent events should be added to the “Benefits under the Contract” table.

RESPONSE: The Contingent events have been added to the “Benefits under the Contract” table:

Name of benefit	Purpose	Maximum fee	Current fee	Brief Description of restrictions/Limitations
Nursing Home or Hospital Confinement	Allows you to withdraw contract value without a surrender charge	N/A	N/A

•   You must be confined to a hospital or nursing home for the prior 60 days or confinement began within 30 days following a 60 day confinement period

•   You must be under age 76 on the contract issue date and confinement must start after the contract issue date

•   Must receive your surrender request no later than 91 days after your release from the hospital or nursing home

•   Amount withdrawn must be paid directly to you.

Terminal Illness	Allows you to withdraw contract value without a surrender charge	N/A	N/A	• Terminal illness diagnosis must occur in after the first contract year • Must be terminally ill and not expected to live more than 12 months • Amount withdrawn must be paid directly to you

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B. Annual Contract Expenses

Base Contract Expenses

a.	COMMENT: Include an explanation the Base Contract Expenses consist of the contract administrative charge and mortality and expense risk fee.

RESPONSE: The following statement is added below the heading “Base Contract Expenses”:

Base Contract Expenses consist of the contract administrative charge and mortality and expense risk fee.

b.

COMMENT: Under “Contract Administrative Charge”, disclose that the charge is prorated among all fixed accounts, for example, break by the account (Regular Fixed Account/Special DCA fixed account) or make it plural.

RESPONSE: Revised to read (revision underlined):

We prorate this charge among the GPAs, the regular fixed account, the Special DCA Fixed Account and the subaccounts in the same proportion your interest in each account bears to your total contract value.

c.	COMMENT: The footnote (*) should match the same footnote included in the “Fees and Expenses” section.

RESPONSE: The footnote under Charges – Contract Administrative Charge is accurate and both footnotes now read:

* Prior to 5/4/2020, the contract administrative charge is $30. Also, for contracts with applications signed before 5/4/2020, the contract administrative charge is $30 through the first contract anniversary and $50 thereafter.

d.	COMMENT: Under “Mortality and Expense Risk Fee”, disclose what is the fee based on and indicate that these are current fees.

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RESPONSE: Revised to read (changes underlined):

We charge this fee daily to the subaccounts as a percentage of the daily contract value in the variable account. The unit values of your subaccounts reflect this fee. These fees cover the mortality and expense risk that we assume. These fees do not apply to the GPAs or the fixed account. The fees listed below are the current fees and they cannot be changed.

e.	COMMENT: Under “Mortality and Expense Risk Fee”, revise the last sentence to properly disclose cross-reference to surrender charges.

RESPONSE: Revised to read (revision underlined):

We do not expect that the surrender charge discussed in the “Transaction Expenses – Surrender Charge”, will cover sales and distribution expenses.

Optional Benefit Charges

Optional Living Benefit Charges – SecureSource Series Rider Charges

COMMENT: Revise the table showing fees to distinguish currently and previously offered SecureSource series riders.

RESPONSE: Revised to read:

SecureSource series rider (Available for contract applications signed on or after 5/3/2021)	Guaranteed Maximum Fee
	Single Life rider	Joint Life Rider
SecureSource Tempo	2.50%	2.50%
SecureSource Core 2	2.50%	2.50%
SecureSource 5	2.50%	2.50%
SecureSource 5 Plus	2.50%	2.50%

SecureSource series rider (Available for contract applications signed prior to 5/3/2021)	Single Life rider	Joint Life Rider
SecureSource Core	2.25%	2.25%
SecureSource 4	2.25%	2.25%
SecureSource 4 Plus	2.25%	2.25%

SecureSource series rider (Available for contract applications signed prior to 3/30/2020)	Single Life rider	Joint Life Rider
SecureSource Core Plus	2.75%	2.75%

Optional Death Benefit Charges

COMMENT: Under “Benefit Protector Rider Charge”, disclose that this is a current annual fee.

RESPONSE: Revised to read:

The current annual fee is 0.25% of your contract value on each contract anniversary.

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C.	COMMENT: Disclose commissions paid to dealers, per Form N-4, Item 7(b).

RESPONSE: The Company respectfully submits that such disclosure is included in the section “About the Service Providers – Payments to selling Firms”.

Surrenders

COMMENT: Please confirm that that there are no other minimum contract values required or any other consequences related to the minimum contract value, except the ones listed in the “Surrender Policies” disclosure.

RESPONSE: Confirmed.

Benefits Available Under the Contract

a.	COMMENT: Revise the title of the section to read “Benefits Available Under the Contract”, per Form N-4, Item 10.

RESPONSE: Revised as requested.

b.	COMMENT: Delete Automated Transfers from the benefit table and describe only DCA benefit.

RESPONSE: Revised as requested.

c.	COMMENT: Under “Asset Rebalancing” benefit description, add that other restrictions may apply for the SecureSource Tempo rider, as stated in the section describing this benefit.

RESPONSE: The following bullet point is added:

•	Other restrictions may apply for contracts with the SecureSource Tempo rider

d.	COMMENT: Under “Income Guide”, the narrative of the purpose should be covered in the narrative description of the income Guide.

RESPONSE: The narrative is revised to read:

Provides reporting and monitoring of withdrawals you take from your annuity with a goal to assist you in in managing the withdrawal of money out of your annuity contract to provide income.

e.	COMMENT: Under “Automated Partial Surrenders/Systematic Withdrawals”, add a restriction that surrenders may result in income taxes on all or part amounts surrendered.

RESPONSE: We have added a bullet point stating:

May result in income taxes on all or a portion of amounts surrendered

f.	COMMENT: Under the purpose for certain optional benefits, add that the Contract Value paid under benefit is calculated after reduction of rider charges, where applicable.

RESPONSE: We have added that the contract value paid will be after any rider charges have been deducted for the applicable benefits (ROPP Death Benefit, MAV Death Benefit, 5-year MAV Death Benefit).

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g.	COMMENT: Make sure that you use appropriate terms - greater of/greatest of, depending on the 2 or more values offered.

RESPONSE: Revised as requested.

h.	COMMENT: Under “ROPP Death Benefit” restriction, reconcile the third bullet point with the narrative describing this benefit and remove the restriction for the Enhanced Legacy rider.

RESPONSE: The reference to the Enhanced Legacy rider has been removed.

i.

COMMENT: Under “5-year Mav Death Benefit”, state the source for the restriction stated in the third bullet point “No longer eligible to increase on any contract anniversary following your 81st birthday”. Also, indicate that this benefit is not available with the Enhanced Legacy benefit rider.

RESPONSE: The basis for the restriction stated in the third bullet point is disclosed In the “5-year Mav Death Benefit” section as : “Every fifth contract anniversary prior to the earlier of your 81st birthday or your death, we compare the 5-year MAV to the current contract value and we reset the 5-Year MAV to the higher amount.”

The following bullet point is added:

-	Not available with Enhanced Legacy rider

j.	COMMENT: Under “Benefit Protector Death Benefit”, revise the third bullet point to say that this benefit is only available if elected with the Standard Death Benefit, MAV and 5-year MAV riders.

RESPONSE: The third bullet point is revised to read:

Only available if elected with the Standard Death Benefit (for owners age 79 or younger), MAV and 5-year MAV riders

k.

COMMENT: Under “Enhanced Legacy Benefit”, provide the basis for the restriction stated in the fifth bullet point, “No longer eligible to increase on any contract anniversary following your 81st (for ADB value) or 86th (for MAV) birthday”. Also, revise the third bullet point to state that this benefit is available under the ROPP death benefit.

RESPONSE: The basis for the restriction stated in the third bullet point is disclosed in the “Enhanced Legacy benefit – ROPP Value, ADB Value and MAV” section as:

On each contract anniversary prior to your date of death the ADB value and MAV will be adjusted as follows:

1.	On the first contract anniversary, we increase the ADB value by 5%, multiplied by the ADB value as of 60 days after the contract date.

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2.	On each contract anniversary after the first and prior to you reaching age 81, we increase the ADB value by 5%, multiplied by the prior contract anniversary’s ADB value.

3.	On each contract anniversary prior to you reaching age 86, the MAV will be increased to the contract value (after rider charges are deducted) if greater.

The third bullet point correctly states that this benefit is not available with any living benefit rider or any other death benefit rider. The Enhanced Legacy benefit is not part of ROPP death benefit. If client chooses Enhanced Legacy benefit, then it includes ROPP feature. Also, the ROPP feature can be part of the base death benefit (i.e. no additional charge) or part of a separate death benefit rider (e.g. Enhanced Legacy benefit).

l.	COMMENT: Under “SecureSource Legacy benefit”, revise the current fee value to “0.35%”.

RESPONSE: Revised as requested.

Optional Benefits

a.	COMMENT: Under “Optional Death Benefits”, please revise example cross references to read Appendix E.

RESPONSE: Revised as requested to cross-reference Appendix E.

b.	COMMENT: Provide an example for the SecureSource Legacy Benefit, per Form N-4. Item 10(c).

RESPONSE: Since this rider must be purchased with a SecureSource series rider, the examples for the SecureSource Legacy Benefit are provided in the Appendix F: Example – Optional Living benefits. Last column in the example table shows SecureSource Legacy Benefit amount. To clarify, the cross reference is revised to reflect the Appendix F:

For example on how the SecureSource Legacy Benefit works and how the SecureSource Legacy Benefit amount changes with each SecureSource series rider, see Appendix F.

Investment Allocation Restriction for Certain Benefit Riders

COMMENT: This section introduces yet another definition of funds. Please revise and make clear distinction between funds as investment options and the Funds defined in this section.

RESPONSE: The section is revised to accurately reflect definition of Funds in the Key Terms.

The Annuity Payout Period

COMMENT: Disclose frequency and duration of annuity payments, and the effect of these on the level of payment, per Form N-4, Item9(c).

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RESPONSE: The Company respectfully submits that such disclosure is included in the section “The Annuity Payout Period - Annuity Payout Plans”.

Financial Statements

COMMENT: Revise description to include how investors may obtain any financial statement not in the Statement of Additional Information, per Form N-4, Item16.

RESPONSE: The Financial Statements of Registrant and the Depositor are included in the Statement of Additional Information. section is revised to read:

Financial Statements

The financial statements for the RiverSource Variable Account 10, as well as the consolidated financial statements of the RVS Life, are in the SAI. A current SAI may be obtained, without charge, by calling us at 1-800-862-7919, or can be found online at www.ameriprise.com/variableannuities.

Appendix A: Funds Available Under the Contract

COMMENT: Please confirm that the footnote reflecting any expense reimbursements or fee waiver arrangements will be provided, per Form N-4, Item 17, Instructions (4.)

RESPONSE: Confirmed.

STATEMENT OF ADDITIONAL INFORMATION

a.	COMMENT: Add Service Providers to the TOC.

RESPONSE: The Service Providers reference has been added to the TOC.

b.	COMMENT: Under “Services”, in the table listing the service providers, please clarify the term “Head count”.

RESPONSE: The description of “head count” has been revised as follows: Expense allocation based on number of service provider employees dedicated to performing services.

c.	COMMENT: If there are no Non-Principal risks, omit this section entirely and any risk identified in the prospectus should be principal only.

RESPONSE: We have omitted this section.

PART C

a.	COMMENT: Please confirm that all exhibits that are marked as “to be filed by amendment” will be filed by amendment.

RESPONSE: The Company confirms that all exhibits that are marked as “to be filed by amendment” will be filed by amendment.

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b.	COMMENT: The registration statement should be signed by both the Registrant and the Depositor

RESPONSE: Revised as requested.

ISP

Cover page

a.	COMMENT: Delete reference to the MGA account from the cover page.

RESPONSE: The reference to the MGA account has been deleted from the cover page.

b.	COMMENT: Add the web site reference and make sure it leads to the landing page.

RESPONSE: The web reference will be added in the subsequent Pos-Effective Amendments.

TOC

COMMENT: Revise the title of the section to read “Benefits Available Under the Contract”, per Form N-4, Item 10.

RESPONSE: Revised as requested.

KIT

COMMENT: The ISP may only cover the benefits currently sold. Please confirm that you have included only currently sold benefits and that the calculations for the Min/Max/lowest/Highest assumed only currently sold benefits.

RESPONSE: The Company confirms that all benefits included in the KIT are currently sold. The Company also confirms that the Min/Max calculation will assume only currently sold benefits.

Back Cover

COMMENT: Delete reference to the Distributor.

RESPONSE: The reference to the Distributor has been deleted.

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If you have any questions concerning responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood
Assistant General Counsel and
Assistant Secretary

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